AM 3/11/2004

SECURITI ON

04004779

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
~~8-47362~~ 8-51770

SEC MAIL PROCESSING RECEIVED FEB 27 2004 SECTION WASH., D.C. 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Corpfin.com, Inc.~~ Corp-fin.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

555 North Point Center East – 4th Floor
(No. and Street)

Alpharetta	Georgia	30022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jimmie N. Carter (678)366-4707
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – if individual state last, first, middle name)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Jimmie N. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Corpfin.com, Inc.**, as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jimmie N Carter

Signature
Jimmie N. Carter
Executive Vice President & Chief Financial Officer

Janet L. Thompson (Muller)
Notary Public

JANET L. MULLER
NOTARY [illegible]C, FULTON COUNTY, GEORGIA
MY CO[illegible]ON EXPIRES JULY 09, 2005

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corpfin.com, Inc.

Financial Statements

Year Ended December 31, 2003

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Shareholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-11

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 13

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 14

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 15-16

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Auditors

To the Board of Directors and Stockholders
Corpfin.com, Inc.

We have audited the accompanying statement of financial condition of Corpfin.com, Inc. as of December 31, 2003 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corpfin.com, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Corpfin.com, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

New York, New York
February 19, 2004

CORPFIN.COM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets		
Current assets:		
Cash	$	90,174
Restricted cash		35,000
Due from related parties		13,049
Total current assets		138,223
Furniture and equipment, net		2,909
Total assets	$	141,132
Liabilities and shareholders' equity		
Current liabilities		
Account payable	$	10,589
Total current liabilities		10,589
Shareholders' equity:		
Common stock, $.001 par value: 95,000,000 shares Authorized, 23, 149,546 issued and outstanding		23,150
Additional paid-in capital		5,246,699
Accumulated deficit		(5,139,306)
Total shareholders' equity		130,543
Total liabilities and shareholders' equity	$	141,132

See Notes to Financial Statements

CORPFIN.COM, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2003

Revenues:		
Fee income and commissions		
Commission income from related parties	$	25,826
Interest Income		1,073
Other income		5,000
Total revenues		31,899
Expenses:		
Compensation and benefits		324,548
Cancellation of stock issued for services		(250,000)
Advertising expense		5,275
Depreciation and amortization		5,085
Communications		5,885
Insurance expense		2,531
Other expenses		8,863
Rent expense		71,887
Professional service expense		146,335
Licenses and registrations		11,324
Travel and entertainment		1,309
Data processing expense		33,971
Total expenses:		367,013
Net loss	$	(335,114)
Net loss per share - basic and diluted	$	(0.02)
Weighted average number of common shares outstanding - basic and diluted		22,322,307

See Notes to Financial Statements

ORPFIN.COM, INC.
TATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
ECEMBER 31, 2003

	Common Stock		Convertible Preferred Stock A		Convertible Preferred Stock B		Convertible Preferred Stock C		Additional Paid-In	Accumulated	Total Shareholde
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
nce, December 31, 2002	21,064,294	$ 21,064	20	$ -	600,000	$ 600	100	$ -	$ 5,031,185	$ (4,804,192)	$ 248,6
Common stock issued for services	(200,000)	(200)	-	-	-	-	-	-	(249,800)	-	(250,0
Common stock issued for conversion of preferred stock	1,600,352	1,600	(20)	-	(600,000)	(600)	(100)	-	(1,000)	-	-
Sale of common stock	684,900	686	-	-	-	-	-	-	423,814	-	424,5
Capital contributions	-	-	-	-	-	-	-	-	42,500	-	42,5
Net loss	-	-	-	-	-	-	-	-	-	(335,114)	(335,1
ance, December 31, 2003	23,149,546	$ 23,150	-	$ -	-	$ -	-	$ -	$ 5,246,699	$ (5,139,306)	$ 130,5

See Notes to Financial Statements

CORPFIN.COM, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

Operating activities:		
Net Loss	$	(335,114)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		5,085
Cancellation of stock issued for services		(250,000)
Net changes in operating assets and liabilities		
Accounts receivable		(6,945)
Deposits		33,190
Decrease in employee advances		78,645
Accounts payable		(422)
Net cash used in operating activities		(475,561)
Financing activities:		
Proceeds from the sale of common stock		424,500
Capital contributions		42,500
Net cash provided by financing activities		467,000
Decrease in cash and cash equivalents		(8,561)
Cash and cash equivalents at beginning of period		98,735
Cash and cash equivalents at end of period	$	90,174
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	$	-

See Notes to Financial Statements

Corpfin.com, Inc.
Notes to Financial Statements

1. Business and Basis of Presentation

Corpfin.com, Inc. (the "Company") is a registered broker/dealer providing public companies with an opportunity to raise capital through the sale of equity positions in the private market. The Company was organized to perform the transactions via the Internet, with the Company essentially introducing the buyer (investor) to the seller (client). The Company would earn a flat fee of 4% of the funds raised by the seller. The Company would not clear, transfer or hold any securities. The transfer of any securities sold would be arranged between the buyer and the seller. In February 2001 the Company shifted its strategy to more traditional methods of identifying potential sellers and buyers of securities, relying less on utilization of the Internet. This strategy involved more research, more personal contact with potential sellers and more referrals through other firms and individuals in the securities business. The Company is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on April 26, 1999.

Since its inception in 1999, the Company has incurred significant operating losses. The Company has limited assets on hand and will be unable to sustain operations for a prolonged period of time unless the Company obtains additional capital or generates additional revenue. The Company's management has indicated it will seek additional capital through the sale of securities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. In December 2001, the Company applied to the Securities and Exchange Commission to have its common stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") market under the symbol "CPFN". In February of 2003 the application was approved and the stock was assigned the symbol "CFNC". The stock was initially traded in May 2003.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Significant Accounting Policies

Use of Estimates

Preparation of the Company's financial statements in accordance with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the financial statements and related notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

Revenue Recognition

Commission income, excluding income earned through retail brokerage operations, is recognized on a cash basis, which is the day payment is made to the company. Commission income earned through retail brokerage operations is recognized when earned, on a trade date basis.

Cash and Cash Equivalents

The Company considers any liquid investments with an original maturity of three months or less as a cash and cash equivalent.

Restricted Cash

The Company is required to keep a $35,000 deposit with a clearing broker. This restricted cash has been segregated on the balance sheet.

Property and Depreciation

Office equipment is carried at cost and depreciated using accelerated and straight-line methods over their estimated useful lives. Depreciation for the year ended December 31, 2003 of $4,043 is included in expense. Leasehold improvements were carried at cost and amortized using a straight-line method over the term of the office lease. Amortization of leasehold improvements for the year ended December 31, 2003 was $1,042. At December 31, 2003, all leasehold improvements had been fully amortized.

Liabilities Subordinated To The Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Earnings Per Share

The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

2. Significant Accounting Policies (Continued)

Stock Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Income Taxes

The Company incurred an operating loss of $335,114 during the year ending December 31, 2003 and had no state or federal income tax obligation.

The Company had no significant deferred tax effects resulting from the temporary differences that give rise to deferred tax assets and deferred tax liabilities for the year ending December 31, 2003 other than net operating loss carryforwards. The Company has net operating loss carryforwards of approximately $5,022,000 at December 31, 2003, which will expire in years beginning in 2019. No tax benefit has been recorded related to the net operating loss, as a full valuation allowance has been recorded against the approximate net deferred tax asset of $1,760,000 related to these carryforwards. The valuation allowance decreased approximately $40,000 from the previous year ended December 31, 2002.

3. Net Capital Requirements

As a registered broker-dealer, Corpfin.com, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object being to require a member firm to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" to exceed fifteen times its "net capital" as those terms are defined. The Company is required to maintain the greater of minimum net capital of 6 2/3% of aggregated indebtedness or $100,000. On December 31, 2003, the Company's aggregated indebtedness was $10,589 and its net capital as defined was $114,585, which

3. Net Capital Requirements (continued)

exceeded requirements by $14,585. However, the Company was in violation of the "early warning" provision of the net capital rule. The Company had classified certain related party accounts receivable as allowable assets for capital calculation purposes at December 31, 2003. These accounts receivable were recorded as a result of the allocation of certain shared service expenses in conjunction with related party companies pursuant to a new SEC accounting provision implemented in December 2003. In late January 2004, the SEC and NASD advised the Company that these assets were not allowable for capital purposes. The Company immediately corrected this mistake and filed the appropriate notices with the SEC and NASD.

4. Furniture and Equipment

At December 31, 2003 furniture and equipment consisted of the following:

	Useful Life	
Furniture	5 Years	$ 1,829
Telephone Equipment	5 Years	19,990
Computer Equipment	3 Years	68,215
		90,034
Accumulated Depreciation		(87,125)
		$ 2,909

5. Commitments and Contingencies

The Company leases its office facilities under a lease that expires in May, 2004. The Company cannot cancel the leases without penalty. The Company also has one additional contractual obligation for an information processing service from a third party, which can be terminated with 30 days written notice.

Rental expense for the year ended December 31, 2003 totaled $71,887.

The Company maintains no inventory of securities on site. When securities are purchased or received for services provided, the Company will rely on a clearing agent or recognized financial institution to safekeep the securities and clear transactions.

In accordance with industry practice, customers and other dealers are not required to deliver cash or securities pursuant to securities transactions until settlement date. The Company is not exposed to risk of loss, other than the loss of commission income, should any counterpart to a securities transaction fail to fulfill his contractual obligation.

6. Shareholders' Equity

On October 10, 2001, the Company adopted the Corpfin, Inc. 2001 Stock Option Plan (the 'Plan'), which expires in 2011 and enables the Company or the Board of Directors to grant incentive stock options and nonqualified stock options for up to an aggregate of 7,500,000 shares of the Company's common stock. Incentive stock options granted under the Plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of the shares at the date of grant (110% of fair market value for ten percent or more shareholders). Other options may be granted on terms determined by the board of directors or a committee of the board of directors.

The Company granted options to employees for 1,000,000 shares of common stock on October 10, 2001. These options are exercisable at $1.25, and have been adjusted for stock splits, and vest 33% on May 1, 2002 and on each of the two anniversary dates thereafter.

As of December 31, 2003, stock options outstanding totaled 775,000 with a weighted average exercise price of $1.25. At December 31, 2003, 516,667 stock options were exercisable. During the year 225,000 options were forfeited.

On April 14, 2003 the holders of Series A, B, and C Preferred Stock elected to convert their preferred shares to common stock. Series A preferred stock, which had non-dilutive rights equivalent to 4% of the common shares outstanding, was converted to 900,352 shares of common stock. Series B preferred stock was converted to 600,000 shares of common stock. Series C preferred stock was converted to 100,000 shares of common stock.

During 2003 we received $42,500 in additional contributions to capital from J.P. Carey Enterprises, Inc., a related party. We also sold 50,200 shares of common stock to J.P. Carey Enterprises, Inc. at $1.25 per share. We sold 634,700 shares of common stock to J.P. Carey Asset Management LLC, a related party and an accredited investor, for $361,750, an average price of $0.57.

7. Related Party Transactions

During the year ended December 31, 2003 the Company earned $25,826 from retail brokerage activities with related parties. These include principally members of management, their families, and organizations in which the management and/or their families had an equity interest.

8. Financial Instruments

The carrying amounts reported in the balance sheet for cash, restricted cash, advances to employees, receivables and accounts payable approximate fair value based on the short-term maturity of these instruments.

9. Advances to Employees

The company had no advances to employees outstanding at December 31, 2003. During the year the company recorded $91,000 in consulting service expense representing the cumulative value of commission advances previously granted to Eric Smothers, a Corpfin Vice President, and marketing executive in recognition of his past service to the company. The company also recorded expense of $3,645 representing the unpaid balance due of advances made to Jimmy B. Holton, a former employee and consultant to the company. The Company's efforts to collect this amount have been unsuccessful.

10. Subsequent Events

In January 2004, the Company hired James P. Canouse, Scott C. Martin, and Jeffrey M. Canouse to initiate a more traditional marketing program for private placement transactions. They had previously worked for J.P. Carey Securities, Inc., a related party. Collectively, in 2003, they generated more than $2,000,000 in commission revenue for J.P. Carey Securities, Inc. As an incentive to join the Company, Mr. Martin was granted 100,000 shares of common stock. The Company also granted 200,000 shares of common stock each to both Mr. James P. Canouse and Mr. Jeffrey M. Canouse.

In addtion, the Company granted stock to other employees as shown below:

200,000 shares of common stock to Mr. John C. Canouse, CEO of the Company. Mr. Canouse was last paid a salary by the Company in 2000.

50,000 shares of common stock to Janet L. Thompson, who has serves as Vice President and Chief Compliance Officer for the Company. She was employed by J.P. Carey Securities, Inc., but has transferred to the Company effective January 01, 2004.

40,000 shares of common stock to Eric W. Smothers, a Vice President of the Company.

The Company recorded the issuance of all stock noted above at $.50 per share for a total of $395,000. This was based on the price for which the Company sold shares during January 2004.

SUPPLEMENTARY INFORMATION

CORPFIN.COM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Computation of Net Capital

Total shareholders' equity from statement of financial condition	$	130,543
Deductions and/or charges:		
Nonallowable assets:		
Due from related parties		13,049
Furniture and equipment, net		2,909
Total deductions and charges	$	15,958
Net Capital before haircuts on securities positions	$	114,585
Haircut on securities:		
Total haircut		-
Net Capital	$	114,585

Computation of Aggregate Indebtedness

Accrued expenses		10,589
Total aggregate indebtedness	$	10,589

Computation of Basic Net Capital Requirement

Minimum net capital required based on aggregate indebtedness	$	705
Minimum dollar requirement		100,000
Net capital requirement	$	100,000
Excess net capital	$	14,585
Ratio of aggregate indebtedness to net capital		.09 to 1.0

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2003

Corpfin.com, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Fiserv Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Corpfin.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Corpfin.com, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharf & Co., LLP

New York, New York
February 19, 2004